PROKOM
SOFTWARE SA

04035643

FAX

to:	Division of Corporate Finance File No. 82-4700	Securities and Exchange Commission, Washington, DC, USA	+1 (202) 942 9624

RECEIVED
2004 JUL 20 A 8:59
OFFICE OF INTERNATIONAL CORPORATE FINANCE

from: **PROKOM Software S.A.**

81-319 GDYNIA, ŚLĄSKA 23/25 (POLAND)
tel.: +48 58 628 6666; fax: +48 58 628 6677

SUPPL

date: 5 Jul, 2004 pages: 1

This is a summary translation of the company statement communicated to the Polish Securities Commission according to the article 148.3, of the Law of Public Trading of Securities of the date of 21st of August of 1997 (Dz. U. – 1997 Nr 118.754; Nr 141.945, Dz. U. - 1998 Nr 107.669; Nr 88.554; Dz. U. – 2000 Nr 22.270, Nr 60.703, Nr 60.702, Nr 94.1037, Nr 114.1191, Nr 112.1315).

subject: **SHAREHOLDERS REPRESENTING AT LEAST 5% VOTES AT THE ASM (30 June 2004)**

The Management Board of Prokom Software SA informs, that:

the list of shareholders representing at least 5% of total votes at the Annual Shareholders Meeting on 30 June, 2004:

Name	No. of Votes
Ryszard Krauze	2.027.314
Prokom Investments SA	1.964.253
CU OFE BPH CU WBK	965.000
The Bank of New York	831.152
PZU SA together with PZU na Życie SA	813.760

5 Jul, 2004 Krzysztof Wilski
Vice President of the Management Board

PROCESSED
JUL 21 2004
THOMSON FINANCIAL

dlw 7/20

PROKOM
SOFTWARE SA

FAX

RECEIVED
2004 JUL 20 A 9:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

to:	**Division of Corporate Finance File No. 82-4700**	**Securities and Exchange Commission, Washington, DC, USA** **+1 (202) 942 9624**
from:	**PROKOM Software S.A.** 81-319 GDYNIA, ŚLĄSKA 23/25 (POLAND) tel.: +48 58 628 6666; fax: +48 58 628 6677	
date:	27 Jun, 2004	*pages:* 1

This is a summary translation of the company statement communicated to the Polish Securities Commission according to the article 81.1.2. of the Law of Public Trading of Securities of the date of 21st of August of 1997 (Dz. U. – 1997 Nr 118.754; Nr 141.945, Dz. U. - 1998 Nr 107.669; Nr 88.554; Dz. U. – 2000 Nr 22.270, Nr 60.703, Nr 60.702, Nr 94.1037, Nr 114.1191, Nr 112.1315).

subject: **CHANGE OF THE AGENDA OF THE ANNUAL SHAREHOLDERS' MEETING**

The Management Board of Prokom Software SA informs, that:

In connection with negotiations with the shareholders, the Management Board of Prokom Software SA will propose to withdraw from the agenda of ASM, called on June 30th 2004, the proposed changes of the Company's Statute.

27 Jun, 2004 Krzysztof Wilski
Vice President of the Management Board